Securities and Exchange Commission
RECEIVED

AUG 29 2008

Office of Compliance Inspection and Examinations

UNITED STATES [redacted]
SECURITIES AND EXCHANGE C
Washington, D.C. 205

08032532

PPROVAL
r: 3235-0123
February 28, 2010
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sponse...... 12.00

ANNUAL AUDITED I
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW Fifth Avenue, Suite 2100
(No. and Street)

Portland (City) — Oregon (State) — 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Smith — (503) 224-0858 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200 (Address) — Portland (City) — Oregon (State) — 97205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips & Company Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Chief Operating Officer

Title

Notary Public

OFFICIAL SEAL
ANGELA SCHWAB
NOTARY PUBLIC-OREGON
COMMISSION NO. 422401
MY COMMISSION EXPIRES SEPT. 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIPS & COMPANY SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS
(with supplemental information)

JUNE 30, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Phillips & Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. (the Company) as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
August 28, 2008

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS		
Cash and cash equivalents	$	359,678
Commissions receivable - clearing broker		95,240
Employee receivables		12,694
Other receivables		11,167
Marketable securities		249,391
Furniture and equipment, net		174,620
Deposit with clearing organization, restricted		50,000
Prepaid expenses and other assets		64,718
TOTAL ASSETS	$	1,017,508
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	123,309
Accrued compensation		362,746
Note payable		95,515
Total liabilities		581,570
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding		50,000
Additional contributed capital		140,225
Retained earnings		245,713
Total stockholder's equity		435,938
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,017,508

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2008

	Common Stock		Additional Contributed	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE, June 30, 2007	200	$ 50,000	$ 140,225	$ 257,344	$ 447,569
Dividends paid	-	-	-	(626,139)	(626,139)
Net income	-	-	-	614,508	614,508
BALANCE, June 30, 2008	200	$ 50,000	$ 140,225	$ 245,713	$ 435,938

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation and a registered broker-dealer in securities and a registered investment advisor with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully-disclosed basis with Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on a trade date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded by the accrual method of accounting.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates. Significant estimates for the Company pertain to the determination of an appropriate allowance for doubtful accounts.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances within banks that are in excess of federally insured limits.

Commission revenue and expense – Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. Asset management fees are recognized monthly as earned, based upon the terms of the underlying investment advisory contracts. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities are held at market value and consist of the following at June 30, 2008:

Common equity securities	$	57,746
Mutual funds		191,645
	$	249,391

NOTE 4 – FURNITURE AND EQUIPMENT

The following summarizes furniture, equipment, and accumulated depreciation accounts of the Company as of June 30, 2008:

Furniture	$	281,124
Equipment		71,829
		352,953
Less accumulated depreciation		(178,333)
Furniture and equipment, net	$	174,620

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments - The Company has entered into non-cancelable leases for office space and equipment. Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending: June 30:

2009	$	286,678
2010		290,678
2011		271,424
2012		275,494
2013		251,517
Thereafter		1,045,495
	$	2,421,286

Rent expense for the year ended June 30, 2008 was $208,674.

NOTE 7 – NOTE PAYABLE

The Company entered into a note payable with the Portland Development Commissions (PDC). The note payable matures on January 1, 2018 with monthly principal and interest payments of $535 at a fixed interest rate of 3.00%. The note payable is secured by all personal property of the Company. The note includes acceleration provisions if the Company sells the collateral, moves from its present location in Portland, Oregon, or sells 49% or more of its stock without prior approval from the PDC.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution employee benefit plan qualified under section 401(k) of the Internal Revenue Code. The Company makes a matching contribution at the discretion of the Board of Directors annually, and recognized an expense of $54,934 for the year ended June 30, 2008.

NOTE 9 – OFF-BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

SUPPLEMENTAL INFORMATION

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2008, computed by Phillips & Company Securities, Inc., in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Phillips & Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillips & Company Securities, Inc. (the Company) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 28, 2008

END